Exhibit 99.3

MATERIAL CHANGE REPORT

Section 75 of the Securities Act (Ontario) (the “Act”)
Section 85 of the Securities Act (British Columbia)
Section 118 of the Securities Act (Alberta)
Section 84 of The Securities Act, 1988 (Saskatchewan)
Section 81 of the Securities Act (Nova Scotia)
Section 76 of the Securities Act (Newfoundland)

TO:	Provincial securities commissions and securities regulatory authorities

1.	Reporting Issuer

GT Group Telecom Inc. (the “Company”)
20 Bay Street, Suite 700, Toronto, Ontario M5J 2N8

2.	Date of Material Change

November 14, 2001

3.	Press Release

Attached as Schedule “A” is a copy of a press release which is, in part, relevant to this material change report and which was issued on November 14, 2001 in Toronto, Ontario.

4.	Summary of Material Change

The Company revised its bank and vendor covenants for fiscal 2002 and beyond to reflect the Company’s current business plan.

5.	Full Description of Material Change

See news released attached as Schedule A. The text of the revised financial covenants has been filed on Form 6-K with the United States Securities Exchange Commission.

6.	Reliance on Section 75(3) of the Act

Not applicable.

7.	Omitted Information

Not applicable.

8.	Senior Officers

For further information regarding the material change, please contact:

Robert Fabes GT Group Telecom Inc., 20 Bay Street, Suite 700, Toronto, Ontario M5J 2N8 Telephone: 416-848-2000

2

9.	Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Toronto, Ontario, this 21st day of November, 2001.

By:	/s/ Robert Fabes

Robert Fabes Senior Vice President, General Counsel and Corporate Secretary

SCHEDULE A

Group Telecom reports fiscal year 2001 results and completes revisions to bank and vendor agreements

     TORONTO, Nov. 14 /CNW/ — GT Group Telecom Inc. (TSE: GTG.B, GTG.A, NASDAQ: GTTLB), Canada’s largest independent, facilities-based telecommunications provider, today announced financial and operating results for the fiscal year ended September 30, 2001. Revenues for the year were C$209.1 million (US$135.2 million) representing a 185% increase over fiscal year 2000. Other year over year and related highlights include:

     Year ended September 30, 2001:

—	Gross margin increased to 41.1% from 29.9%

—	Fourth quarter EBITDA loss narrowed C$3.5 million (US$2.4 million from the previous quarter, resulting in a C$90.3 million (US$58.4 million) EBITDA loss for the fiscal year

—	Liquidity at year end totalled C$661 million (US$419 million), including C$349 million (US$221 million) in cash

—	C$20.4 million additional financing raised on November 7, 2001 through swap transactions, adding to the C$61.5 million announced on October 3, 2001

—	GT successfully revised its bank and vendor covenants for fiscal 2002 and beyond to reflect its current business plan

     For the year ended September 30, 2001 total revenue reached C$209.1 million (US$135.2 million) compared to C$73.3 million (US$49.7 million) for fiscal 2000. This record revenue was led by strong growth in all product categories, especially on-net data and voice services. Data revenues for the year represented 76% of total revenues and grew by 155% from C$62.7 million (US$42.5 million) to C$159.6 million (US$103.2 million).

     Gross profit for the year increased to C$86.0 million (US$55.6 million) from C$21.9 million (US$14.8 million), resulting in an increase in gross margin to 41.1% from 29.9%. This significant improvement in gross margin is the result of Group Telecom’s focus on provisioning high margin on-net services on its own network while thoughtfully managing its network architecture. For the year, SG&A as a percentage of revenue decreased from 138% to 84%. SG&A for the year totalled C$176.3 million (US$114.0 million). EBITDA (earnings before interest, taxes, depreciation and amortization) loss showed sequential improvement throughout the year and amounted to C$90.3 million (US$58.4 million).

     Net loss reported for the year was C$378.7 million (US$245.1 million) or C$2.90 (US$1.88) per share (based on 130.4 million weighted average shares outstanding during the year) compared to C$138.0 million (US$93.6 million) or C$1.83 (US$1.24) per share in fiscal 2000 (based on 75.4 million weighted average shares outstanding). At the end of September, there were 138,845,804 shares and share equivalents outstanding.

     “2001 was a year of tremendous accomplishment for Group Telecom. We completed our national expansion to 17 major markets in Canada, and posted solid financial results,” says Dan Milliard, Chief Executive Officer, Group Telecom. “We now have the network, products, back-office and people to compete directly against the incumbents. Our strategy of owning fibre all the way to the customer enables us to offer business customers unique data, application and voice services on our own network. Our strong funding profile and cost efficient network, positions us well to weather the current economic environment, and to prosper as the economy improves.”

     During the year Group Telecom’s fibre optic network more than doubled, growing from 190,583 fibre kilometres (118,422 fibre miles) to 401,613 (251,008 fibre miles). Route kilometres increased 170% to 25,748 (5,930 route miles). The number of on-net buildings grew from 1,569 at September 30, 2000 to 2,157 at September 30, 2001.

     Data ports and private lines at the end of the year totalled 11,552 and 65,712, respectively. Provisioned access lines for the year more than doubled, totalling 89,744. Group Telecom’s employee base increased from 987 to 1,247. Sales professionals at year end numbered 338.

     “Our ability to successfully revise our senior secured financial covenants demonstrates the strong support of our bank and vendor partners,” said Stephen Shoemaker, Group Telecom’s Chief Financial Officer. “During the year and subsequent to year end, we were able to raise an additional C$182 million through the combination of a secondary offering and the monetization of certain swap positions. This additional liquidity, when combined with our current liquidity, provides us with funds necessary to reach free cash flow positive in 2004. As we enter fiscal 2002, our business plan remains fully funded, with over $660 million in liquidity at the end of our fiscal year.”

     Revised financial covenants have been filed on Form 6-K with the Securities Exchange Commission.

     Group Telecom is Canada’s largest independent, facilities-based telecommunications provider, with a national fibre-optic network linked by 401,613 strand kilometres of fibre-optics, at September 30, 2001. Group Telecom’s unique backbone architecture is built with technologies such as Gigabit Ethernet for delivery of enhanced network performance and Synchronous Optical Network (SONET) for the highest level of network reliability. Group Telecom offers next-generation high-speed data, Internet applications and voice services, delivering enhanced communication solutions to Canadian businesses. Group Telecom operates with local offices in 17 markets across nine provinces in Canada. Group Telecom’s national office is in Toronto.

     Certain statements in this press release may constitute forward-looking statements. Such forward-looking statements involve risks, uncertainties and other factors which may cause actual results, performance or achievements of Group Telecom to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements due to changes in economic, business, competitive, technological or regulatory factors. More detailed information regarding these factors and other risks are summarized in the Company’s filings with the SEC, especially the section entitled “Risk Factors” in its Annual Report on Form 20-F for the fiscal year ended September 30, 2000. All data presented herein should be read in conjunction with such filings.

FACT SHEET
GROUP TELECOM METRICS

	Sept. 30,	June 30,	Mar. 31,	Dec. 31,	Sept. 30,
Key Performance Indicators	2001	2001	2001	2000	2000

On-net Buildings	2,157	2,072	1,837	1,670	1,569
Fibre Kilometres	401,613	372,717	250,947	228,765	190,583
Route Kilometres	25,748	25,647	12,033	10,516	9,545
Ports (in 10 meg equivalents)	11,552	10,519	8,551	6,791	5,206
Private lines (in DS1 equivalents)	65,712	62,867	57,628	51,037	38,879
Access lines	89,744	85,482	62,633	48,435	36,516
Employees	1,247	1,249	1,184	1,134	987
Sales representatives	338	316	293	271	264
ILEC Colocations	80	62	52	25	8

GT Group Telecom Inc.
Consolidated Balance Sheets

	Sept 30	June 30	Sept 30
(thousands of Canadian dollars)	2001	2001	2000

	(unaudited)
Assets
Current Assets
Cash & cash equivalents	349,220	346,121	444,050
Trade account receivable	53,023	54,039	30,253
Sales tax and other receivables	20,062	22,142	19,699
Prepaid expenses	7,849	5,008	5,939
Inventory	620	493	436

	430,774	427,803	500,377
Prepayments on property, plant and equipment	132,852	132,852	203,703
Property, plant and equipment	1,419,319	1,370,607	954,917
Long-term investment	—	—	43,238
Goodwill and other assets	234,144	247,272	244,070

	2,217,089	2,178,534	1,946,305

	Sept 30	June 30	Sept 30
(thousands of Canadian dollars)	2001	2001	2000

	(unaudited)
Liabilities
Current liabilities
Accounts payable and accrued liabilities	133,140	116,496	111,395
Current portion of unearned revenue	175	1,196	544
Current portion of long-term debt	22,295	19,564	4,348

	155,610	137,256	116,287
Long-term unearned revenue	1,159	1,151	1,255
Long-term debt	1,434,835	1,360,799	965,965
Deferred gain on financial instruments	21,618	—	—

	1,613,222	1,499,206	1,083,507
Shareholders’ Equity
Share capital and other equity items	1,133,628	1,132,041	1,013,866
Deficit	(529,761)	(452,713)	(151,068)

	603,867	679,328	862,798

	2,217,089	2,178,534	1,946,305

GT Group Telecom Inc.
Consolidated Statements of Operations and Deficit

	Twelve Months Ended		3 Months Ended

	Sept. 30	Sept. 30	Sept. 30	June 30
(thousands of Canadian dollars, except per share amounts)	2001	2000	2001	2001

	(unaudited)		(unaudited)

Revenue	209,123	73,251	62,264	58,409
Cost of sales and services	123,085	51,336	34,394	33,611

	86,038	21,915	27,870	24,798
Selling, general and administrative expenses	176,306	100,959	45,225	45,616

	(90,268)	(79,044)	(17,355)	(20,818)
Depreciation and amortization	109,812	43,055	28,983	29,700
Interest and financing charges, net	132,516	54,354	28,580	44,979
Loss on sale of long-term investment	40,965	—	—	40,965

Loss before income taxes	(373,561)	(176,453)	(74,918)	(136,462)
Provision for (recovery of) income taxes	5,132	(38,467)	2,130	1,080

Loss for the period	(378,693)	(137,986)	(77,048)	(137,542)
Deficit — Beginning of period	(151,068)	(13,082)	(452,713)	(315,171)

Deficit — End of the period	(529,761)	(151,068)	(529,761)	(452,713)

Basic and diluted loss per common share	(2.90)	(1.83)	(0.56)	(1.05)

Weighted average number of common shares outstanding	130,425	75,442	138,735	130,910

GT Group Telecom Inc.
Consolidated Statements of Cash Flows

	Twelve Months Ended
	Sept. 30

(thousands of Canadian dollars)	2001	2000

	(unaudited)
Cash provided by (used in)
Operating activities
Loss for the period	(378,693)	(137,986)
Items not affecting cash
Depreciation and amortization	109,812	43,055
Non-cash interest expense	132,834	79,832
Loss on sale of long-term investment	40,965	—
Recovery of future income taxes	—	(42,300)
Foreign exchange gain	(7,681)	(8,223)

	(102,763)	(65,622)

Changes in non-cash working capital items
Increase in accounts receivable	(20,244)	(44,112)
Increase in prepaid expenses	(1,861)	(5,179)
Decrease (increase) in inventory	(183)	343
Increase in accounts payable and accrued liabilities	10,044	58,276
Decrease in unearned revenue	(465)	(605)

Cash used in operating activities	(115,472)	(56,899)

Financing Activities
Proceeds from long-term debt	138,045	690,711
Issuance of shares	103,783	396,120
Proceeds from issuance of warrants	—	58,776

	241,828	1,145,607

Investing Activities
Business acquisitions	(5,080)	(446,720)
Purchases of property, plant and equipment	(216,482)	(153,569)
Proceeds on sale (purchase) of long-term investment	2,274	(43,238)
Increase in other assets	(9,357)	(64,832)
Issuance of loans to officers	—	(3,868)

	(228,645)	(712,227)

Effect of exchange rate changes on cash	7,459	7,718

Increase (decrease) in cash & cash equivalents	(94,830)	384,199
Cash & cash equivalents — Beginning of period	444,050	59,851

Cash & cash equivalents — End of period	349,220	444,050

For further information: Media: Meredith Heinrich, Corporate Communications, Group Telecom, (416) 848-2613, pr@gt.ca; Analysts/Investors: Michael Minnes, Investor Relations, Group Telecom, (416) 848-2456, investor@gt.ca; For more information about Group Telecom, visit our website at www.gt.ca